The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

03 OCT 21 AM 7:21

October 10, 2003

03032843

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ESTABLISHMENT OF SERVICER COMPANY

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

10/27

September 26, 2003

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.:	8309

Establishment of Servicer Company

We hereby announce that The Chuo Mitsui Trust and Banking Co., Ltd. ("CMTB"), a wholly owned subsidiary of Mitsui Trust Holdings, Inc., has resolved to establish "CMTB Total Servicing Company, Limited", a company for administration and collection of claims (so-called servicer company).
This company will engage in business after obtaining permission by Minister of Justice, who shall permit and supervise the company by "The Law Regarding Special Measures Regarding Debt Collection Businesses".
The profile of the company is as follows.

1. Purpose of establishment

Mitsui Trust Financial Group has been considering a matter of the engagement in the Non-performing loans business in terms of pursuing new business opportunities to maximize its profit.
As a result, CMTB has resolved to establish a servicer company in October.
The new company will develop its businesses actively by engaging in services such as "undertaking collection business of claims", "purchasing of claims", "investigations concerning appropriate evaluation of claims; due diligence" and "consultation about administration and collection of claims" of other financial institutions and so on, by utilizing the know-how of real estate management and securitization, methods of administration and collection of claims, and know-how of negotiation which our group has accumulated.
Mitsui Trust Financial Group will maximize its profit by obtaining business opportunity to engage in vast range of activities including brokerage of properties for sale, real estate securitization, and financial services such as non-recourse loans and so on, which occurs from businesses of the new company.

2. Profile of the new company

(1)Name of company:	CMTB Total Servicing Company, Limited
(2)Address:	3, Kandakajicho 3-chome, Chiyoda-ku, Tokyo
(3)Capital:	¥500 million (100% subsidiary of CMTB)

(4)Date of establishment:	Beginning of October 2003
(5)Starting date of the Business:	January 2004 (after obtaining permission by Minister of Justice)
(6)Businesses:	Administration and collection of claims
(7)Number of directors and employees:	Approximately 20

[For inquiries concerning this matter]

Public Relations Group,

Planning and Coordination Department

Mitsui Trust Holdings, Inc.

Phone: 81-3-5232-8827

The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

03 OCT 21 AM 7:21

October 10, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BASIC AGREEMENT REACHED WITH TOKYO METROPOLITAN GOVERNMENT TO SETTLE LARGE BANK TAX LAWSUITS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

October 2, 2003

To whom it may concern:

Name of listed company: Mitsui Trust Holdings, Inc.
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

Basic Agreement Reached with Tokyo Metropolitan Government to Settle Large Bank Tax Lawsuits

We hereby announce that The Chuo Mitsui Trust and Banking Co., Ltd. ("CMTB"), a wholly owned subsidiary of Mitsui Trust Holdings, Inc., had today reached a basic agreement with the Tokyo Metropolitan Government and the Tokyo Governor to make settlement-at-court ("soshoujou-no-wakai") at the Supreme Court regarding the Tokyo Metropolitan Government's tax on large banks.

On completion of the settlement, CMTB expects to receive approximately 8.1 billion Japanese yen as refund tax and additional amount to refundment.

Mitsui Asset Trust and Banking Co., Ltd. ("MATB"), a wholly owned subsidiary of Mitsui Trust Holdings, Inc., also expects to receive approximately 0.8 billion Japanese yen as refund tax and additional amount to refundment (MATB is not involved in this complaint).

[**For inquiries concerning this matter**]
Public Relations Group,
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
Phone: 81-3-5232-8827

The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL : (03) 5232-3331
TELEX : J26397 SWIFT Address : MTRBJPJT

03 OCT 21 AM 7:21

October 10, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

SETTLEMENT REACHED WITH TOKYO METROPOLITAN GOVERNMENT REGARDING LARGE BANK TAX LAWSUITS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

October 8, 2003

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.:	8309

Settlement Reached with Tokyo Metropolitan Government Regarding Large Bank Tax Lawsuits

We hereby announce that The Chuo Mitsui Trust and Banking Co., Ltd. ("CMTB"), a wholly owned subsidiary of Mitsui Trust Holdings, Inc., had today at the Supreme Court made settlement-at-court ("soshoujou-no-wakai") with the Tokyo Metropolitan Government and the Governor and withdrawn their complaints regarding the Tokyo Metropolitan Government's tax on large banks.

On completion of the settlement, CMTB expects to record special gains of approximately 8.1 billion Japanese yen in its consolidated financial statements for the six months ended September 30, 2003.

Mitsui Asset Trust and Banking Co., Ltd., a wholly owned subsidiary of Mitsui Trust Holdings, Inc., has received refund tax and additional amount to refundment due to the enactment and implementation of the draft ordinance revision and as a result, expects to record special gains of approximately 0.8 billion Japanese yen in its consolidated financial statements for the six months ended September 30, 2003.

This event is not expected to have any material effect on business forecast of Mitsui Trust Holdings, Inc. for the current fiscal year.

[For inquiries concerning this matter]
Public Relations Group,
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
Phone: 81-3-5232-8827